               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                       Amendment No. 1 to

                            FORM U5S

                          ANNUAL REPORT

              For the year ended December 31, 1999

                      Filed pursuant to the
          Public Utility Holding Company Act of 1935 by

                     ALLEGHENY ENERGY, INC.
                      10435 Downsville Pike
                Hagerstown, Maryland  21740-1766
          1.   Allegheny Energy, Inc. hereby amends Item 10 Financial

          Statements contained in its Form U-5-S for the Year ended

          December 31, 1999 by deleting the Allegheny Energy, Inc. and

          Subsidiary Companies Consolidating Statements of Income for the

          Year ended December 31, 1999 found in Appendix 1 on pages A-5, A-

          5a, A-6 and A-6a and substituting the following Allegheny Energy,

          Inc. and Subsidiary Companies Consolidating Statements of Income

          for the Year ended December 31, 1999 therefor:

        ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

        CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31, 1999
                         (000's)



                                                    AYE       APSC       MP     Subtotal
        Operating revenues:
         Residential                                     0         0   210,757   210,757
         Commercial                                      0         0   130,052   130,052
         Industrial                                      0         0   217,792   217,792
         Wholesale and other,
         including affiliates                            0   456,610    96,184   552,794

         Bulk power transactions, net                    0         0    18,550    18,550

         Total operating revenues                        0   456,610   673,335 1,129,945

         Operating expenses:
         Operation:
             Fuel                                        0         0   145,235   145,235
             Purchased  power and exchanges, net         0         0    98,774    98,774

             Deferred power costs, net                   0         0    10,928    10,928
             Other                                  24,594   436,154    90,626   551,374

         Maintenance                                     0     4,019    63,992    68,011
         Depreciation and amortization                   0         0    60,904    60,904
         Taxes other than income taxes                  39    14,550    43,395    57,984

         Federal and state income taxes                  0       663    40,442    41,105

         Total operating expenses                   24,633   455,386   554,296 1,034,315
         Operating income                          (24,633)    1,224   119,039    95,630

         Other income and deductions:
         Alowance for other than borrowed funds used
         during construction                             0         0     1,059     1,059



         Other income, net                         304,730      (928)    6,117   309,919

         Total other income and deductions         304,730      (928)    7,176   310,978
         Income before interest charges and
         preferred dividends                       280,097       296   126,215   406,608

         Interest charges and preferred dividends:
         Interest on long-term debt                      0         0    31,964    31,964
         Other interest                             21,676       296     2,638    24,610

         Allowance for borrowed funds used during construction
         and interest capitalized                        0         0      (714)     (714)
         Dividends on preferred stock of subsidiaries
         Redemption premiums on preferred stock of subsidiaries
        Total interest charges, preferred dividends, and
        preferred redemption premiums:              21,676       296    33,888    55,860
         Income (loss) before exraordinary charge  258,421         0    92,327   350,748
         Extraordinry charge, net                                                      0
         Net Income (loss)                         258,421         0    92,327   350,748


                         A - 5a
        ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

        CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31, 1999
                         (000's)

                                                  Prior Page
                                                  Subtotal     PE        WPP        AES     Subtotal
                                                 (see pg A - 5)      (see page B - 3a)
        Operating revenues:
         Residential                               210,757   330,299    417,600      4,943   963,599
         Commercial                                130,052   168,469    230,597      6,912   536,030
         Industrial                                217,792   212,205    359,798      9,416   799,211
         Wholesale and other,
         including affiliates                      552,794    17,712     67,999     46,344   684,849

         Bulk power transactions, net               18,550    24,572    278,209     73,259   394,590

         Total operating revenues                1,129,945   753,257  1,354,203    140,874 3,378,279

         Operating expenses:
         Operation:
             Fuel                                  145,235   138,194    213,626     18,081   515,136
             Purchased  power and exchanges, net    98,774   127,010    398,199     82,191   706,174

             Deferred power costs, net              10,928    30,649                     0    41,577
             Other                                 551,374   100,299    188,613      9,866   850,152

         Maintenance                                68,011    57,255     93,436      4,285   222,987
         Depreciation and amortization              60,904    75,916    114,268      7,975   259,063
         Taxes other than income taxes              57,984    50,925     80,719      5,508   195,136

         Federal and state income taxes             41,105    37,286     71,573      2,504   152,468

         Total operating expenses                1,034,315   617,534  1,160,434    130,410 2,942,693
         Operating income                           95,630   135,723    193,769     10,464   435,586

         Other income and deductions:
         Alowance for other than borrowed funds used
         during construction                         1,059       748         33          0     1,840



         Other income, net                         309,919     7,769      9,621      1,159   328,468

         Total other income and deductions         310,978     8,517      9,654      1,159   330,308
         Income before interest charges and
         preferred dividends                       406,608   144,240    203,423     11,623   765,894

         Interest charges and preferred dividends:
         Interest on long-term debt                 31,964    42,871     61,727      2,135   138,697
         Other interest                             24,610     2,029      6,996        168    33,803

         Allowance for borrowed funds used during construction
         and interest capitalized                     (714)   (1,244)    (2,900)      (212)   (5,070)
         Dividends on preferred stock of subsidiaries
         Redemption premiums on preferred stock of subsidiaries
        Total interest charges, preferred dividends, and
        preferred redemption premiums:              55,860    43,656     65,823      2,091   167,430
         Income (loss) before exraordinary charge  350,748   100,584    137,600      9,532   598,464
         Extraordinry charge, net                            (16,950)   (10,018)             (26,968)
         Net Income (loss)                         350,748    83,634    127,582      9,532   571,496


                    A - 6
ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31, 1999
                   (000's)

                                              Prior Page                   Allegheny
                                              Subtotal  AP Coal     AGC     Ventures  Subtotal
                                             (see pg A - 5a)               (see pg D - 3)
Operating revenues:
Residential                                    963,599         0         0     3,014   966,613
Commercial                                     536,030         0         0       (82)  535,948
Industrial                                     799,211         0         0    (1,480)  797,731
Wholesale and other,                                                                         0
including affiliates                           684,849         0    70,592    53,819   809,260
                                                                                             0
Bulk power transactions, net                   394,590         0         0    55,085   449,675

Total operating revenues                     3,378,279         0    70,592   110,356 3,559,227

Operating expenses:
Operation:
    Fuel                                       515,136         0         0    20,378   535,514
    Purchased  power and exchanges, net        706,174         0         0    54,639   760,813
                                                                                             0
    Deferred power costs, net                   41,577         0         0              41,577
    Other                                      850,152         0     3,799    12,608   866,559
                                                                                             0
Maintenance                                    222,987         0     1,224     3,341   227,552
Depreciation and amortization                  259,063         0    16,980     5,884   281,927
Taxes other than income taxes                  195,136         0     4,510     5,061   204,707
                                                                                             0
Federal and state income taxes                 152,468         0     9,997        55   162,520





Total operating expenses                     2,942,693         0    36,510   101,966 3,081,169
Operating income                               435,586         0    34,082     8,390   478,058

Other income and deductions:
Alowance for other than borrowed funds used
during construction                              1,840         0         0               1,840




Other income, net                              328,468       (87)      394      (216)  328,559

Total other income and deductions              330,308       (87)      394      (216)  330,399
   Income before interest charges,
      preferred dividends, preferred
      redemption premiums, and extraordinary   765,894       (87)   34,476     8,174   808,457

Interest charges, preferred dividends,
      and preferred redemption premiums:
Interest on long-term debt                     138,697         0     9,762     8,251   156,710
Other interest                                  33,803       154     3,499        44    37,500

Allowance for borrowed funds used during cons
and interest capitalized                        (5,070)        0         0              (5,070)
Dividends on preferred stock of subsidiaries                                                 0
Redemption premiums on preferred stock of sub                                                0
Total interest charges, preferred dividends, and
preferred redemption premiums:                 167,430       154    13,261     8,295   189,140
Income (loss) before exraordinary charge       598,464      (241)   21,215      (121)  619,317
Extraordinry charge, net                       (26,968)                                (26,968)
Net Income (loss)                              571,496      (241)   21,215      (121)  592,349


                         A - 6a

ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31, 1999
                   (000's)


                                                                                          AYE Inc.
                                              Prior Page         Combined  Eliminations,Consolidated
                                              Subtotal  CT 1 & 2   Totals     etc.        Totals
                                             (see pg A - 6)
Operating revenues:
Residential                                    966,613         0   966,613         0      966,613
Commercial                                     535,948         0   535,948         0      535,948
Industrial                                     797,731         0   797,731         0      797,731
Wholesale and other,
including affiliates                           809,260       128   809,388  (294,304)(4)   58,474
                                                                            (456,610)(5)
Bulk power transactions, net                   449,675         0   449,675         0      449,675

Total operating revenues                     3,559,227       128 3,559,355  (750,914)   2,808,441

Operating expenses:
Operation:
    Fuel                                       535,514       160   535,674         0      535,674
    Purchased  power and exchanges, net        760,813         0   760,813  (253,932)(4)  531,431
                                                                              24,550 (13)
    Deferred power costs, net                   41,577         0    41,577         0       41,577
    Other                                      866,559        13   866,572   (41,012)(4)  389,406
                                                                            (436,154)(5)
Maintenance                                    227,552         5   227,557    (4,019)(5)  223,538
Depreciation and amortization                  281,927        79   282,006   (24,550)(13  257,456
Taxes other than income taxes                  204,707         3   204,710       111 (4)  190,271
                                                                             (14,550)(5)
Federal and state income taxes                 162,520       (46)  162,474     2,024 (8)  164,441
                                                                                  82 (16)
                                                                                 389 (4)
                                                                                 135 (4)
                                                                                (663)(5)

Total operating expenses                     3,081,169       214 3,081,383  (747,589)   2,333,794
Operating income                               478,058       (86)  477,972    (3,325)     474,647

Other income and deductions:
Alowance for other than borrowed funds used
during construction                              1,840         0     1,840         0        1,840
                                                                              18,502 (1)
                                                                               2,024 (8)
                                                                              (5,450)(7)
                                                                                (142)(6)
Other income, net                              328,559         0   328,559  (342,816)(9)    1,605
                                                                                 928 (5)
Total other income and deductions              330,399         0   330,399  (326,954)       3,445
   Income before interest charges,
      preferred dividends, preferred
      redemption premiums, and extraordinary   808,457       (86)  808,371  (330,279)     478,092

Interest charges, preferred dividends,
      and preferred redemption premiums:
Interest on long-term debt                     156,710         0   156,710    (1,512)(12  155,198
Other interest                                  37,500         0    37,500    (5,450)(7)   31,612
                                                                                (142)(6)
Allowance for borrowed funds used during construction                           (296)(5)
and interest capitalized                        (5,070)        0    (5,070)        0       (5,070)
Dividends on preferred stock of subsidiaries                                   7,183 (10    7,183
Redemption premiums on preferred stock of sub                                  3,780 (10    3,780
Total interest charges, preferred dividends, and
preferred redemption premiums:                 189,140         0   189,140     3,563      192,703
Income (loss) before exraordinary charge       619,317       (86)  619,231  (333,842)     285,389
Extraordinry charge, net                       (26,968)            (26,968)               (26,968)
Net Income (loss)                              592,349       (86)  592,263  (333,842)     258,421



                           SIGNATURE


     Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  May 17, 2000               ALLEGHENY ENERGY, INC.

                                  /s/ Thomas K. Henderson

                                  By: Thomas K. Henderson
                                  Counsel